ALUGUEST, INC

(fkaAlugest, LLC)

MANAGEMENT'S SELF CERTIFICATION

I, Gabriel Bourie, certify that:

(1) the financial statements of Aluguest, Inc (fkaAluguest LLC) included in this form are true and complete in all material respects; and

(2) the tax return information of Aluguest, Inc included in this form reflects accurately the information reported on the tax return for Aluguest LLC filed for the fiscal years ended December 31, 2014 and 2015:

Tax Year	Total Income	Taxable Income	Total Tax
2014	$0	$0	$0
2015	$0	$0	$0



Gabriel Bourie, Founder& CEO
112 CapitolTrail
Newark, DE 19711
August 22, 2016

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Aluguest Inc (formerly Aluguest LLC)
FINANCIAL STATEMENTS
For the periods ended December 31, 2014 - December 31, 2015 and June 30, 2016

COMPILATION REPORT

August 16, 2016

Accountant's Compilation Report

Attn: Board of Directors and Shareholders
Aluguest Inc (Formerly Aluguest LLC)
112 Capitol Trl
Newark, DE 19711

We have compiled the accompanying balance sheets of Aluguest Inc, for the periods ending on December 31, 2014 - December 31, 2015 and June 2016 including the related statements of income for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilations in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

The financial statements included in the accompanying prescribed form are presented in accordance with the above mentioned requirements, and are not intended to be a presentation in accordance with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the Aluguest Inc Board of Directors and Shareholders and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



Alejandro Curiel

Icofin USA Inc

STATE Notary ss.:

On August 16th, 2016 before me, Orjana Kurti Notary for and in the State of Delaware appeared Alejandro Curiel and he is known to me to be the individual described in, and who executed the foregoing, and duly acknowledged to me that he executed the same.

Notary Public

Orjana Kurti
Notary Public
State of Delaware
New Castle County
No. 20150902000006
Commission Expires September 2, 20..



Aluguest Inc
FINANCIAL STATEMENTS
For the periods ended December 31, 2014 - December 31, 2015 and June 2016.

COMPILATION REPORT INDEX

Aluguest Inc (Holding Company)
Balance Sheet
For the periods January through December 2014 and 2015

	Dec 31, 15	Dec 31, 14
ASSETS		
CURRENT ASSETS		
-Silicon Valley Bank X4156	$9,875	35,000
-Total Checking / Savings	9,875	35,000
Total Current Assets	9,875	35,000
TOTAL ASSETS	**$9,875**	**$35,000**
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities		
Total Current Liabilities	0	0
TOTAL LIABILITIES	**0**	**0**
Equity		
APIC	35,000	35,000
Retained Earnings	0	0
Net Income	(25,125)	0
TOTAL EQUITY	**9,875**	**35,000**
TOTAL LIABILITIES & EQUITY	**$9,875**	**$35,000**

Aluguest Inc (Holding Company)
Profit & Loss
For the periods January through December 2014 and 2015

	Jan - Dec 15	Jan - Dec 14
ORDINARY INCOME/EXPENSE		
INCOME		
Income	$0	$0
TOTAL INCOME	**$0**	**$0**
Expenses		
Bank Charges	125	0
Legal Fees	10,000	0
Professional Services	15,000	0
TOTAL EXPENSE	**(25,125)**	**0**
NET INCOME	**(25,125)**	**0**

Alupays LLC (Operating Company)
Balance Sheet
For the periods January through June 2016

	Jun 30, 16
ASSETS	
CURRENT ASSETS	
-Silicon Valley Bank X6812	$42,998
-Total Checking / Savings	42,998
Total Current Assets	42,998
TOTAL ASSETS	**$42,998**
LIABILITIES & STOCKHOLDERS' EQUITY	
Liabilities	
Total Current Liabilities	0
TOTAL LIABILITIES	**0**
Equity	
APIC	5,363
Retained Earnings	(840)
Net Income	38,475
TOTAL EQUITY	42,998.65
TOTAL LIABILITIES & EQUITY	**$42,998**

Alupays LLC (Operating Company)
Profit & Loss
For the periods January through June 30 2016

	Jan - Jun 16
ORDINARY INCOME/EXPENSE	
INCOME	
Sales Income	$86,829
Cost of Goods Sold	(46,633)
TOTAL INCOME	**$40,195**
Expenses	
Bank Charges	120
Consulting Expense	1,600
TOTAL EXPENSE	**38,475.65**
NET INCOME	**38,475**

Aluguest Inc
NOTES TO FINANCIAL STATEMENT
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
June 30, 2016

NOTE A - NATURE OF OPERATIONS

The Company, Aluguest Inc is engaged in the investment holding business, owning an operating company dedicating to leasing third party properties for leisure / business purposes, with the company's registered office in Newark Delaware and principle place of business in Latin America.

The company Aluguest LLC was formed in the State of Delaware on October 20, 2014. Aluguest Inc was initially formed as an LLC, until their directors and managers decided to change from an LLC to a Corporation during 2016, also has multiple shareholders owning all the authorized and outstanding units of this company.

The company created an LLC for its operations on November 18th, 2015 and (Alupays LLC) and we have also included its financial statements for the year 2016 (the year the company started operating).

NOTE B - BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with the IRS tax accounting, generally accepted accounting principles and adjustments for Chartered Accounting. The accounting principles comprising the financial statements are cash based and appropriate for the preparation and presentation of the company's financial statements, based on the needs of the financial statement users and cost and benefit considerations.

NOTE C - USE OF ESTIMATES

The preparation of financial statements in conformity with the accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

We have various financial instruments we must measure on a recurring basis, including certain marketable securities and derivatives. We also apply the provisions of fair value measurement to various non-recurring measurements for our financial and non-financial assets and liabilities.

Applicable accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). We measure our assets and liabilities using inputs from the following three levels of the fair value hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

NOTE D - CASH AND CASH EQUIVALENTS
For purposes of the cash and cash equivalents, the Company considers all highly liquid accounts and instruments with an original maturity of three months or less to be cash equivalents. The Company documents flow of funds with bank statements.

NOTE E - STATEMENT OF ASSETS, LIABILITIES AND EQUITY CLASSIFICATION
The Company shall include in current assets and liabilities, a portion of the contract which may extend beyond one year. A one-year time period is used as the basis for classifying all current assets and liabilities.

NOTE F- INVESTMENTS
Investments are realized and recognized as investments, providing documents and/or convertible notes, weather the case may be depending on arrangement by members and/or board of directors. The investments received allows the Company to invest in their already ongoing assets, and or new acquired assets. The Company does not provide an allowance for doubtful collections, due to the terms of the investment which requires to fulfill with such agreement previously established by investor and the company. This collection term is consistent with the historical collection information, and existing economic conditions. At the time of this financial statement Aluguest Inc had no Accounts Receivable.

NOTE G - PROPERTY AND EQUIPMENT
Currently Aluguest Inc has intellectual property, investments or equipment are reflected on the Statement of Balance Sheet. However, the accounting policy shall be that the equipment to be stated at cost. There is no depreciation to be computed. Expenditures for repairs and maintenance shall be charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss will be reflected in income for the period.

NOTE F - FINANCING ACTIVITIES
The Company has no lines of credit agreements or other forms of liabilities as of the date of the financial statements or as of the date of this note.

NOTE G - REVENUE AND COST RECOGNITION
There are no revenues for Aluguest Inc due to the nature of the company, however any income earned from its LLC (Alupays LLC) are recognized on the as earned method, measured as of date received. This method is used because norms dictates to considers it to be the best available measure of pass through entities earned.

NOTE H - INCOME TAXES
For financial reporting purposes, the Company has elected to be taxed as a LLC initially, then INC. Under this method, taxes are assessed on entire distributive share. The IRS treats each LLC member as though the member receives his or her entire distributive share each year. This means that each LLC member should have pay taxes on his or her whole distributive share, whether or not the LLC actually distributes all (or any of) the money to the members. Starting the fiscal year of 2016, Aluguest Inc will pay taxes as a corporation.

Aluguest Inc
Balance Sheet Detail
As of December 31, 2015

Type	Debit	Credit	Balance
ASSETS			0.00
Current Assets			0.00
Checking/Savings			0.00
SILICON x4156			0.00
Deposit	45,000.00		45,000.00
Check		10,000.00	35,000.00
Check		10,000.00	25,000.00
Check		10,000.00	15,000.00
Check		5,000.00	10,000.00
Check		25.00	9,975.00
Check		25.00	9,950.00
Check		25.00	9,925.00
Check		25.00	9,900.00
Check		25.00	9,875.00
Total SILICO...	45,000.00	35,125.00	9,875.00
Total Checking/S...	45,000.00	35,125.00	9,875.00
Accounts Receivable			0.00
Total Accounts R...			0.00
Other Current Assets			0.00
Total Other Curre...			0.00
Total Current Assets	45,000.00	35,125.00	9,875.00
Fixed Assets			0.00
Total Fixed Assets			0.00
Other Assets			0.00
Total Other Assets			0.00
TOTAL ASSETS	45,000.00	35,125.00	9,875.00
LIABILITIES & EQUITY			0.00
Liabilities			0.00
Current Liabilities			0.00
Accounts Payable			0.00
Total Account...			0.00
Credit Cards			0.00
Total Credit C...			0.00
Other Current Liabilities			0.00
Payroll Liabilities			0.00
Total Payr...			0.00
Total Other C...			0.00
Total Current Lia...			0.00
Long Term Liabilities			0.00
Total Long Term ...			0.00
Total Liabilities			0.00
Equity			0.00
Capital Stock			0.00
General Journal		35,000.00	35,000.00
Total Capital Stock	0.00	35,000.00	35,000.00
Dividends Paid			0.00
Total Dividends P...			0.00

Aluguest Inc
Balance Sheet Detail
As of December 31, 2015

Type	Debit	Credit	Balance
Opening Balance Equity			0.00
Deposit		45,000.00	45,000.00
Check	10,000.00		35,000.00
General Journal	35,000.00		0.00
Total Opening Ba...	45,000.00	45,000.00	0.00
Retained Earnings			0.00
Closing Entry			0.00
Total Retained E...			0.00
Suspense Activity			0.00
Total Suspense ...			0.00
Net Income			0.00
Total Net Income	25,125.00	0.00	-25,125.00
Total Equity	70,125.00	80,000.00	9,875.00
TOTAL LIABILITIES & ...	70,125.00	80,000.00	9,875.00

Aluguest Inc
Profit & Loss Detail
January 2014 through December 2015

Type	Date	Name	Memo	Split	Debit	Credit	Balance
Income							
Total Income							0.00
Expense							
Bank Charges							
Check	08/26/2015	Silicon Valley Bank	ANALYSIS SERVICE CHARGE	SILICON x4156	25.00		25.00
Check	09/26/2015	Silicon Valley Bank	ANALYSIS SERVICE CHARGE	SILICON x4156	25.00		50.00
Check	10/26/2015	Silicon Valley Bank	ANALYSIS SERVICE CHARGE	SILICON x4156	25.00		75.00
Check	11/27/2015	Silicon Valley Bank	ANALYSIS SERVICE CHARGE	SILICON x4156	25.00		100.00
Check	12/28/2015	Silicon Valley Bank	ANALYSIS SERVICE CHARGE	SILICON x4156	25.00		125.00
Total Bank Charges					125.00	0.00	125.00
Legal Fees							
Check	01/07/2015	Pidery International SA	WIRE OUT 150070755600 201...	SILICON x4156	10,000.00		10,000.00
Total Legal Fees					10,000.00	0.00	10,000.00
Professional Services							
Check	07/14/2015	Pidery International SA		SILICON x4156	10,000.00		10,000.00
Check	07/30/2015	Pidery International SA		SILICON x4156	5,000.00		15,000.00
Total Professional Services					15,000.00	0.00	15,000.00
Total Expense					25,125.00	0.00	25,125.00
Net Income					25,125.00	0.00	-25,125.00

Alupays LLC
Balance Sheet Detail
As of August 16, 2016

Type	Balance
ASSETS	42,998.65
Current Assets	42,998.65
Checking/Savings	42,998.65
SILICON x6812	42,998.65
Total SILICO...	42,998.65
Total Checking/S...	42,998.65
Accounts Recei...	0.00
Total Accounts R...	0.00
Other Current A...	0.00
Total Other Curre...	0.00
Total Current Assets	42,998.65
Fixed Assets	0.00
Accumulated De...	0.00
Total Accumulate...	0.00
Furniture and E...	0.00
Total Furniture a...	0.00
Total Fixed Assets	0.00
Other Assets	0.00
Total Other Assets	0.00
TOTAL ASSETS	**42,998.65**
LIABILITIES & EQUITY	42,998.65
Liabilities	0.00
Current Liabilities	0.00
Accounts Pa...	0.00
Total Account...	0.00
Credit Cards	0.00
Total Credit C...	0.00
Other Curren...	0.00
Payroll Li...	0.00
Total Payr...	0.00
Total Other C...	0.00
Total Current Lia...	0.00
Long Term Liabi...	0.00
Total Long Term ...	0.00
Total Liabilities	0.00
Equity	42,998.65
Capital Contribu...	5,363.00
Total Capital Con...	5,363.00
Capital Stock	0.00
Total Capital Stock	0.00
Dividends Paid	0.00
Total Dividends P...	0.00
Opening Balanc...	0.00
Total Opening Ba...	0.00

Alupays LLC
Balance Sheet Detail
As of August 16, 2016

Type	Balance
Retained Earnin...	-840.00
Total Retained E...	-840.00
Suspense Activity	0.00
Total Suspense ...	0.00
Net Income	38,475.65
Total Net Income	38,475.65
Total Equity	42,998.65
TOTAL LIABILITIES & ...	**42,998.65**

Alupays LLC
Profit & Loss Detail
January through June 2016

Type	Date	Name	Memo	Split	Debit	Credit	Balance
Ordinary Income/Expense							
Income							
Cost of Goods Sold							
Check	03/10/2016	PAYONEER INC		SILICON x6812	1,520.00		-1,520.00
Check	03/21/2016	PAYONEER INC		SILICON x6812	687.00		-2,207.00
Check	03/22/2016	TIPALTI INC		SILICON x6812	700.00		-2,907.00
Deposit	03/23/2016	GFT	Deposit	SILICON x6812		700.00	-2,207.00
Check	03/25/2016	PAYONEER INC		SILICON x6812	1,135.00		-3,342.00
Check	03/29/2016	PAYONEER INC		SILICON x6812	440.00		-3,782.00
Check	04/01/2016	PAYONEER INC		SILICON x6812	200.00		-3,982.00
Check	04/04/2016	PAYONEER INC		SILICON x6812	160.00		-4,142.00
Check	04/18/2016	PAYONEER INC		SILICON x6812	435.00		-4,577.00
Check	05/02/2016	PAYONEER INC	Bank Ref: 14197	SILICON x6812	390.00		-4,967.00
Check	05/11/2016	Pidery International ...	Bank Ref: 14379	SILICON x6812	18,837.00		-23,804.00
Check	05/26/2016	PAYONEER INC	Bank Ref: 10967	SILICON x6812	295.00		-24,099.00
Check	06/09/2016	Pidery International ...	SENDER ID:=SV...	SILICON x6812	20,000.00		-44,099.00
Check	06/24/2016	TIPALTI INC	SENDER BNK:=...	SILICON x6812	1,709.00		-45,808.00
Check	06/28/2016	PAYONEER INC	SENDER BNK:=...	SILICON x6812	825.00		-46,633.00
Total Cost of Goods Sold					47,333.00	700.00	-46,633.00
Sales							
Deposit	02/03/2016	Braintree Funding	Deposit	SILICON x6812		1,646.18	1,646.18
Deposit	02/04/2016	Braintree Funding	Deposit	SILICON x6812		581.48	2,227.66
Deposit	02/05/2016	Braintree Funding	Deposit	SILICON x6812		304.88	2,532.54
Deposit	02/08/2016	Braintree Funding	Deposit	SILICON x6812		452.10	2,984.64
Deposit	02/09/2016	Braintree Funding	Deposit	SILICON x6812		812.85	3,797.49
Deposit	02/10/2016	Braintree Funding	Deposit	SILICON x6812		2,084.34	5,881.83
Deposit	02/11/2016	Braintree Funding	Deposit	SILICON x6812		714.08	6,595.91
Deposit	02/12/2016	Braintree Funding	Deposit	SILICON x6812		285.08	6,880.99
Deposit	02/16/2016	Braintree Funding	Deposit	SILICON x6812		2,949.76	9,830.75
Deposit	02/17/2016	Braintree Funding	Deposit	SILICON x6812		369.23	10,199.98
Deposit	02/22/2016	Braintree Funding	Deposit	SILICON x6812		152.78	10,352.76
Deposit	02/23/2016	Braintree Funding	Deposit	SILICON x6812		1,550.03	11,902.79
Deposit	02/24/2016	Braintree Funding	Deposit	SILICON x6812		961.44	12,864.23
Deposit	02/25/2016	Braintree Funding	Deposit	SILICON x6812		225.90	13,090.13
Deposit	03/01/2016	Braintree Funding	5H6G7R	SILICON x6812		152.78	13,242.91
Deposit	03/03/2016	Braintree Funding	CNQPPB	SILICON x6812		270.75	13,513.66
Deposit	03/08/2016	Braintree Funding	5Y5FTB	SILICON x6812		700.43	14,214.09
Deposit	03/09/2016	Braintree Funding	64SYC6	SILICON x6812		2,180.27	16,394.36
Deposit	03/10/2016	Braintree Funding	7MQMDB	SILICON x6812		256.13	16,650.49
Check	03/11/2016	Braintree Funding	Return	SILICON x6812	483.60		16,166.89
Deposit	03/15/2016	Braintree Funding	Deposit	SILICON x6812		511.28	16,678.17
Deposit	03/16/2016	Braintree Funding	5JDC4W	SILICON x6812		2,129.19	18,807.36
Deposit	03/18/2016	Braintree Funding	35QMQG	SILICON x6812		1,224.69	20,032.05
Deposit	03/21/2016	Braintree Funding	97V7XR	SILICON x6812		757.95	20,790.00
Deposit	03/22/2016	Braintree Funding	H33QTB	SILICON x6812		1,043.54	21,833.54
Deposit	03/23/2016	Braintree Funding	DJW7JB	SILICON x6812		169.35	22,002.89
Deposit	03/28/2016	Braintree Funding	HMYRQG	SILICON x6812		1,363.43	23,366.32
Deposit	03/29/2016	Braintree Funding	DPJK62	SILICON x6812		426.37	23,792.69
Deposit	03/31/2016	Braintree Funding	7D6WSR	SILICON x6812		203.48	23,996.17
Deposit	04/01/2016	Braintree Funding	K5BY4B	SILICON x6812		869.40	24,865.57
Deposit	04/04/2016	Braintree Funding	7HX5YW	SILICON x6812		140.10	25,005.67
Deposit	04/05/2016	Braintree Funding	5B4X9G	SILICON x6812		134.19	25,139.86
Deposit	04/06/2016	Braintree Funding	CM48ZG	SILICON x6812		1,958.28	27,098.14
Deposit	04/11/2016	Braintree Funding	FKHTM2	SILICON x6812		814.51	27,912.65
Deposit	04/12/2016	Braintree Funding	BXCTX6	SILICON x6812		111.83	28,024.48
Deposit	04/13/2016	Braintree Funding	KMP9NR	SILICON x6812		4,842.30	32,866.78
Deposit	04/14/2016	Braintree Funding	7FV4HR	SILICON x6812		209.03	33,075.81
Deposit	04/18/2016	Braintree Funding	8N22N6	SILICON x6812		259.05	33,334.86
Deposit	04/19/2016	Braintree Funding	8V3422	SILICON x6812		326.03	33,660.89
Deposit	04/20/2016	Braintree Funding	4FD5DW	SILICON x6812		1,102.13	34,763.02
Deposit	04/21/2016	Braintree Funding	2KQ5H6	SILICON x6812		1,880.86	36,643.88
Deposit	04/25/2016	Braintree Funding	H68C9G	SILICON x6812		633.15	37,277.03
Deposit	04/27/2016	Braintree Funding	9JTXMM	SILICON x6812		1,626.68	38,903.71
Deposit	04/28/2016	Braintree Funding	K7QC2M	SILICON x6812		111.93	39,015.64
Deposit	05/02/2016	Braintree Funding	Bank Ref: 39966	SILICON x6812		127.43	39,143.07
Deposit	05/04/2016	Braintree Funding	Bank Ref: 24396	SILICON x6812		3,383.28	42,526.35
Deposit	05/09/2016	Braintree Funding	Bank Ref: 10570	SILICON x6812		300.00	42,826.35
Deposit	05/11/2016	Braintree Funding	Bank Ref: 16982	SILICON x6812		1,178.18	44,004.53
Deposit	05/12/2016	Braintree Funding	Bank Ref: 20716	SILICON x6812		1,203.83	45,208.36
Deposit	05/16/2016	Braintree Funding	Bank Ref: 45215	SILICON x6812		940.28	46,148.64
Deposit	05/18/2016	Braintree Funding	Bank Ref: 10091	SILICON x6812		4,830.34	50,978.98
Deposit	05/19/2016	Braintree Funding	Bank Ref: 12571	SILICON x6812		1,080.98	52,059.96
Deposit	05/20/2016	Braintree Funding	Bank Ref: 21448	SILICON x6812		484.96	52,544.92
Deposit	05/23/2016	Braintree Funding	Bank Ref: 16959	SILICON x6812		436.50	52,981.42
Deposit	05/24/2016	Braintree Funding	Bank Ref: 1435	SILICON x6812		195.68	53,177.10
Deposit	05/25/2016	Braintree Funding	Bank Ref: 19362	SILICON x6812		689.79	53,866.89
Deposit	05/26/2016	Braintree Funding	Bank Ref: 19301	SILICON x6812		790.43	54,657.32

Alupays LLC
Profit & Loss Detail
January through June 2016

Type	Date	Name	Memo	Split	Debit	Credit	Balance
Deposit	05/27/2016	Braintree Funding	Bank Ref: 19455	SILICON x6812		147.73	54,805.05
Deposit	05/31/2016	Braintree Funding	Bank Ref: 35646	SILICON x6812		1,268.94	56,073.99
Deposit	06/01/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		4,367.11	60,441.10
Deposit	06/03/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		105.00	60,546.10
Deposit	06/06/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		673.43	61,219.53
Deposit	06/07/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		3,403.28	64,622.81
Deposit	06/08/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		559.06	65,181.87
Deposit	06/09/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		112.80	65,294.67
Deposit	06/10/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		100.13	65,394.80
Deposit	06/13/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		5,769.21	71,164.01
Deposit	06/14/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		1,189.20	72,353.21
Deposit	06/15/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		1,667.63	74,020.84
Deposit	06/16/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		2,327.03	76,347.87
Deposit	06/17/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		1,682.34	78,030.21
Deposit	06/20/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		509.77	78,539.98
Deposit	06/21/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		3,627.09	82,167.07
Deposit	06/23/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		749.56	82,916.63
Deposit	06/24/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		120.60	83,037.23
Deposit	06/27/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		1,425.35	84,462.58
Deposit	06/28/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		480.26	84,942.84
Deposit	06/29/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		1,418.03	86,360.87
Deposit	06/30/2016	Braintree Funding	BRAINTREE FU...	SILICON x6812		468.02	86,828.89
Total Sales					483.60	87,312.49	86,828.89
Total Income					47,816.60	88,012.49	40,195.89
Gross Profit					47,816.60	88,012.49	40,195.89
Expense							
Bank Service Charges							
Deposit	01/19/2016	Paypal	Deposit	SILICON x6812		0.13	-0.13
Deposit	01/19/2016	Paypal	Deposit	SILICON x6812		0.19	-0.32
Check	01/19/2016	Paypal		SILICON x6812	0.32		0.00
Check	02/26/2016	Silicon Valley Bank		SILICON x6812	0.45		0.45
Check	03/28/2016	Silicon Valley Bank		SILICON x6812	26.70		27.15
Check	04/26/2016	Silicon Valley Bank		SILICON x6812	92.20		119.35
Check	05/26/2016	Silicon Valley Bank	Bank Ref: 15619	SILICON x6812	0.62		119.97
Check	06/27/2016	Silicon Valley Bank	ANALYSIS SERV...	SILICON x6812	0.27		120.24
Total Bank Service Charges					120.56	0.32	120.24
Consulting Expense							
Check	03/16/2016	ICOFIN USA INC		SILICON x6812	1,600.00		1,600.00
Total Consulting Expense					1,600.00	0.00	1,600.00
Total Expense					1,720.56	0.32	1,720.24
Net Ordinary Income					49,537.16	88,012.81	38,475.65
Net Income					49,537.16	88,012.81	38,475.65